SCHEDULE 13G

                 Information to be included in Statements Filed
                    Pursuant to Rules 13d-1(b) (c), and (d)
             and Amendments Thereto Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 1)*


                           MILESTONE SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    59935P100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 April 17, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

        Check the  appropriate  box to designate the rule pursuant to which this
Schedule is filed:

               [x] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued of following page(s))
                                    Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No. 16115Q-10-0                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 GINTEL ASSET MANAGEMENT, INC.
                 IRS #06-0871969
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

         Gintel Asset Mgt, Inc. 1,028,100                     (b)     [X]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         CONNECTICUT

--------------------------------------------------------------------------------
                         5)     SOLE VOTING POWER
                                Gintel Asset Management, Inc.  946,600 Shares
         NUMBER          -------------------------------------------------------
         OF              6)     SHARED VOTING POWER
         SHARES
         BENEFICIALLY    -------------------------------------------------------
         OWNED BY        7)     SOLE DISPOSITIVE POWER
         EACH                   Gintel Asset Management, Inc.  1,028,100 Shares
         REPORTING       -------------------------------------------------------
         PERSON          8)     SHARED DISPOSITIVE POWER
         WITH

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                1,028,100 Shares

--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES *                                                  [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  11.7%

--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
                  I.A.
--------------------------------------------------------------------------------

SCHEDULE 13G


Item 1   (a)      Name of Issuer:  MILESTONE SCIENTIFIC, INC.

                  (b)      Address of Issuer's Principal Executive Offices:
                                      220 SOUTH ORANGE AVENUE
                                      LIVINGSTON, NJ 07039

Item 2   (a)      Name of Person Filing:
                                      GINTEL ASSET MANAGEMENT, INC.

         (b)      Address of Principal Business Office:
                                       6 GREENWICH OFFICE PARK
                                       GREENWICH, CT 06831

         (c)      Citizenship:      CONNECTICUT CORPORATION

         (d)      Title of Class of Securities:  COMMON STOCK $.001 PAR VALUE

         (e)      CUSIP Number: 59935P100

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (e)      (X)      Investment Advisor registered under Section 203 of
the Investment Advisors Act of 1940.

Item 4   Ownership:

          Robert M. Gintel, Chief Executive Officer and 100% shareholder of Gintel Asset Management, Inc., is also controlling partner of Gintel & Co. Limited Partnership, Gintel-Ray Ltd. Partnership, and Gintel Partners Fund. He also has controlling interest in TransAqua LLC. In addition, Gintel Asset Management, Inc. has discretionary power over the accounts for which it acts as investment advisor. As a result, Gintel Asset Management, Inc. may be deemed to be the beneficial owner of the shares owned by these other entities.

         (a)    Amount Beneficially Owned:  1,028,100 Shares

         (b)    Percent of Class:             11.7%

         (c)    Number of Shares as to which such person has:

                1. Sole Power to vote or to direct the vote: 946,600

                2. Shared Power to vote or direct the disposition of: -0-

                3. Sole  Power to dispose  or to direct  the  disposition  of:
                         1,028,100

                4. Shared Power to dispose or to direct the disposition of: -0-

Item 5   (a) Ownership of Five Percent or Less of a Class: N/A

Item 6   (a) Ownership of More than Five Percent on behalf of Another
             Person:  N/A

Item 7   (a) Identification and Classification of the Subsidiary which acquired the security being reported on by the
             Parent Holding Company:  N/A

Item 8   (a) Identification and Classification of Members of the
             Group:   N/A

Item 9   (a)      Notice of Dissolution of Group:  N/A

Item 10 (a) Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 GINTEL ASSET MANAGEMENT, INC.




                                                 /s/ Stephen G. Stavrides
                                                 ------------------------
                                                 By: Stephen G. Stavrides
                                                     President



DATE: April 17, 1998